RECEIVED
2007 JAN -3 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

GOLDEN HOPE MINES LIMITED

Suite 1320, 4 King Street West
Toronto, Ontario
M5H 1B6

07020046

82-03023

File No. ~~82-4991~~

TSX Venture Exchange – GNH
OTC (pink sheets) - GOLHF
S.E.C. Exemption: 12(g)3-2(b)

GOLDEN HOPE MINES - APPROVAL TO CONVERT DEBT / OPTIONS GRANTED

December 21, 2006

The Company has received TSX Venture Exchange approval to settle $169,485.69 of debt with an arms length creditor by the issuance of 100,000 common shares at a price of $1.69 per share. The securities issued pursuant to the settlement of debt are subject to a four month hold period expiring April 16, 2007.

The Company has negotiated this settlement so that the proceeds from recent financings can be directed towards the Company's exploration programs. The creditor is committed to assisting the Company in its growth and is therefore willing to settle the debt at a premium to the current market price.

The Company has also granted stock options to purchase a total of 3,000,000 common shares in its capital stock. The options are exercisable at a price of $0.50 per share and expire December 21, 2007. Shares issuable upon exercise of the stock options are subject to a 4 month TSX Venture Exchange hold period, commencing on the date the stock options are granted.

The closing price of the Company's shares on December 20, 2006 was $0.55. The Company has 44,795,079 common shares issued and outstanding.

ON BEHALF OF THE BOARD

PROCESSED
JAN 08 2007 E
THOMSON FINANCIAL

"Theodore Polisuk"

THEODORE POLISUK
President

For further information, contact Peter H. Smith, Ph.D., P.Eng.: (514) 481-3172 *or* visit **www.goldenhopemines.com**

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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